Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Quarterly dividend

The Board of Marine Harvest ASA has resolved on 17 August 2016 to distribute a quarterly dividend of NOK 3.20 per share in the form of a repayment of paid-in capital, of which NOK 1.10 is related to the divestment of the shares in Grieg Seafood.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded including dividend up until and including the 25 August 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded ex dividend from and including 26 August 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will have a Record Date on the 29 August 2016. The expected payment date is 31 August 2016.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record Date on 29 August 2016 and the expected payment date is 7 September 2016.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.